Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

May 24, 2013

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Max A. Webb

Re: New Newscorp LLC

Amendment No. 4 to Form 10-12B

Filed May 10, 2013

File No. 001-35769

Dear Mr. Webb:

On behalf of New Newscorp LLC (the “Company” or “New News Corporation”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 16, 2013 (the “Comment Letter”) relating to the Company’s Amendment No. 4 to the Registration Statement on Form 10, File No. 001-35769, filed on May 10, 2013 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 5 to the Registration Statement, which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to Amendment No. 4 to the Registration Statement and Information Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated May 24, 2013.

Exhibit 99.1

Summary Historical and Unaudited Pro Forma Combined Financial Information, page 18

1.	Please revise to disclose pro forma basic and diluted earnings per share giving effect to the distribution and related transactions for the latest fiscal year and subsequent interim period presented in the company’s combined financial statements.

The Company has revised the Registration Statement on pages 20, 53 and 54 to include pro forma basic and diluted earnings per share, giving effect to the distribution and related transactions for the latest fiscal year and subsequent interim period presented in the Company’s combined financial statements.

Unaudited Pro Forma Combined Financial Statements, page 47

Notes to the Unaudited Pro Forma Combined Financial Statements, page 52

2.	Refer to adjustment (l) – Given that adjustment (l) is being made to reflect an adjustment for legal and related expenses that will be indemnified by your Parent in connection with the UK Newspaper Matters, please explain why the adjustments reflected in the pro forma statements of operations of $186 million and $132 million, respectively, for the year ended June 30, 2012 and the nine months ended March 31, 2013 do not agree to the historical costs incurred for these matters as disclosed on page F-33 of $199 million and on page F-70 of $144 million. Please advise or revise as appropriate.

The Company respectfully clarifies that the amount of the pro forma adjustment (l) reflects the costs incurred related to the U.K. Newspaper Matters that would have been indemnified by Parent as opposed to the total historical costs incurred. The amount of indemnifiable costs included in the pro forma financial information is less than the total historical costs incurred related to the U.K. Newspaper Matters, as a result of certain costs being excluded from indemnification.

In response to the Staff’s comment, we have revised footnote (l) to clarify that the pro forma adjustment reflects the costs related to the U.K. Newspaper Matters that will be indemnified by Parent.

Financial Statements, page F-1

March 31, 2013 Interim Financial Statements, page F-56

Notes to the Unaudited Combined Financial Statements, page F-60

Note 2. Acquisitions, Disposals and Other Transactions, page F-62

3.	We note that customer relationship intangible assets were recorded in connection with the CMH acquisition with useful lives up to 25 years. Please tell us how you determined the useful lives assigned to the customer relationships at the time of the acquisition and why you believe lives up to 25 years are appropriate for such intangible assets. We may have further comment upon receipt of your response.

Over 95% of the customer relationship intangibles relate to contracts under which FOX SPORTS Australia licenses its pay-TV channels to Foxtel under perpetual and other long-term carriage arrangements (“Channel Supply Agreements”) as well as to hotels and other licensed venues. FOX SPORTS Australia has supplied its sports channels to the Foxtel platform since May 1997. Under rights deals with major sports leagues, the channels air highly-rated live domestic and international sports events that drive viewership and Foxtel’s subscriber penetration.

In accordance with ASC 350, the useful lives of amortizable intangible assets are the periods over which they are expected to contribute directly or indirectly to the future cash flows of the entity. In determining their expected useful life, we consider factors such as their expected use, any limitations to their useful life imposed by legal, regulatory or contractual provisions and the ability to renew or extend their legal or contractual life without substantial cost. While a significant portion of the value assigned to customer relationship intangibles relate to certain perpetual Channel Supply Agreements with Foxtel, our estimate of useful life is reliant on the ability to renew key sports rights deals that drive viewership and pay-TV subscriber penetration. Since these sports rights deals are expected to be renewed, but are not perpetual, the period that a majority of the future cash flows from these intangibles will be generated was estimated to be approximately 25 years.

The Company’s acknowledgement of the statements for which you requested acknowledgement in the Comment Letter is set forth in Annex A to this letter.

Please direct any questions concerning this letter to the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

Annex A

On behalf of New Newscorp LLC (the “Company”) and in connection with the filing of Amendment No. 5 to the Registration Statement, File No. 001-35769 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEW NEWSCORP LLC

By:	/s/ Janet Nova
Name:	Janet Nova
Title:	Attorney-in-Fact for K. Rupert Murdoch